Countrywide
4500 Park Granada
Calabasas, California 91302
(818) 225-3000

February 27, 2004

Grant Thornton LLP
1000 Wilshire Boulevard
Suite 300
Los Angeles. CA 90017

Gentlemen:

As of and for the year ended December 31, 2003, Countrywide Financial Corporation and Subsidiaries (which includes its wholly-owned subsidiary, Countrywide Home Loans,Inc. ("CHL"), and Countrywide Home Loans Servicing, L.P., a wholly owned subsidiary of CHL) (the "Company") has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation for Mortcgage Bankers except as disclosed in the attached Schcdule of Findings to the report. As of and for this same period, the Company had in effect a fidelity bond and errors and omissions policy in the amount of $215 million and $240 million, respectively.

The Company investigated the matters noted in the Schedule of Findings and noted that due to significant increases in volume of activity and staff turn-over, these accounts were being handled by inexperienced staff members. The Company has since increased the number and quality of staff in this area through additional hiring and training. As a result,management is not aware of any current USAP violations related to these accounts.

Sincerely,
/s/Thomas K. McLaughlin
Thomas K McLaughlin
Senior Managing Director and
Chief Financial Officer


/s/Kevin Meyers
Kevin Meyers
Managing Director
Finance Loans Administration